Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 28, 2017

Via ELECTRONIC MAIL AND FEDERAL EXPRESS

CONFIDENTIAL	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ADT Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, ADT Inc., a Delaware corporation (the “Company”), we hereby provide the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on December 21, 2017. Based on currently available information and market conditions, we expect the preliminary proposed price range to reflect an initial public offering price per share of the Company’s common stock, par value $0.01 per share (the “Shares”), of between $[****] and $[****] (the “Preliminary Price Range”), with an expected midpoint of the Preliminary Pricing Range of $[****], and [****] Shares offered to the public in connection with the offering (or [****] Shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full), after giving effect to the [****]-to-one stock split of all of our outstanding shares of common stock, which will occur prior to the effectiveness of the Registration Statement in connection with the offering.

We also submit as Exhibit A hereto the accompanying changed pages to the Registration Statement, which we expect to include in the Preliminary Prospectus. The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, certain information previously left blank in the Registration Statement that is derived from the Preliminary Price Range, pro forma and supplemental pro forma financial information, as well as changes to the financial statements derived from the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED
BY ADT INC.

*    *    *

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to P. Gray Finney, Senior Vice President, Chief Legal Officer & Secretary, ADT Inc., 1501 Yamato Road, Boca Raton, Florida, 33431, telephone (561) 988-3600, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3085 or Christodoulos Kaoutzanis at (212) 373-3445.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone, Esq.

cc:	P. Gray Finney, Esq.

ADT Inc.

Jeff Likosar

ADT Inc.

Arthur D. Robinson, Esq.

David W. Azarkh, Esq.

Simpson Thacher & Bartlett LLP

Christodoulos Kaoutzanis, Esq.

Paul, Weiss, Rifkin, Wharton & Garrison LLP

CONFIDENTIAL TREATMENT REQUESTED
BY ADT INC.

Exhibit A

See attached.

[****]

CONFIDENTIAL TREATMENT REQUESTED
BY ADT INC.